82-353

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

03003603

3 January, 2003

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- *Stuart Project Update* Report No 31 dated 3 December, 2002
- Company Announcement *Resignation of Ms Jennifer McFarlane as Director of SPP* dated 3 December, 2002
- Appendices 3Z *Final Director's Interest Notice* lodged 6 December, 2002
- Appendices 3Y *Change of Director's Interest Notice* lodged 6 December, 2002
- Company Announcement *SPP Restructures Brisbane Office* dated 19 December, 2002
- Appendices 3B *New Issue Announcements* and accompanying announcement dated 24 December, 2002
- Appendix 3Y *Change of Director's Interest Notice* lodged 30 December, 2002

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

/d

Heather Gunn
Executive Assistant

Encls

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

03 JAN 14

STUART PROJECT UPDATE

Report No. 31 – 3 December 2002

Southern Pacific Petroleum NL (SPP) advises that repairs and improvements will be implemented in the Stage 1 plant following a compressor trip on 28 November which interrupted the current production run.

Oil production operations are projected to resume by the middle of December.

Required repairs include replacement of the leaking tube bundle in a heat exchanger in the hydrocarbon vapour compressor circuit. Problems developed in this heat exchanger during the course of the November run, limiting oil production rates and ultimately contributing to the compressor trip. Two other heat exchangers in this circuit are being inspected. As a result of this experience, on-line monitoring and plant inspection regimes are being further upgraded.

An internal inspection of the ATP also indicated that the instrument line truss and oil shale recycle gate on the retort will require minor repairs.

A review of performance during the five-day November production run indicated that the plant improvements implemented during the September-October shutdown have been effective. In particular, the new screw conveyor system that removes shale particulates from the cyclones performed well under a wide range of load conditions.

To the end of November, oil production in 2002 totals 295,000 barrels representing a 27% increase from full year 2001 volumes. The current outlook for full year 2002 oil production is 325,000 – 340,000 barrels based on a projected restart of oil production operations around the middle of this month.

At this oil production level, SPP's effective year-end cash position (including oil product inventories and accounts receivables) is projected to be approximately A$13-14 million.

JD McFarland

James D McFarland
Managing Director
3 December 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

3 December 2002

Company Announcement

RESIGNATION OF MS JENNIFER McFARLANE AS DIRECTOR OF SPP

Southern Pacific Petroleum NL (SPP) announced today that Ms Jennifer McFarlane has resigned as an Executive Director and Deputy Chair of SPP. This follows her decision to make a career change that had been contemplated for some time. Completion of the recent capital raising, which had required her dedicated support, provided an appropriate time to make the change.

Ms McFarlane will be returning to the US with her family at the end of December in order to pursue other interests. However, she has accepted the Company's offer to continue as a consultant to SPP on financial and sustainability strategies in 2003.

Ms McFarlane, daughter of the SPP founder Sir Ian McFarlane, joined the Board in 1991 and became an Executive Director in 1998 and Deputy Chair in 2000. She has played a key role in developing and executing financial and corporate strategies for the Company, including the corporate restructuring earlier this year and the most recent capital raising.

SPP Chairman, Mr Campbell Anderson, said that the SPP Board thanked Ms McFarlane for her long service to the Company and her important contribution to the progress SPP has achieved in its goal to create a new, strategically important energy industry in Australia.

Mr Anderson said that Ms McFarlane had made a valuable contribution to transforming the Company from a family-led enterprise to one led by an independent Board of Directors. In advising the Company of her intention to resign, Ms McFarlane indicated that her resignation should be seen as a further step in this transformation process.

Mr Anderson said that SPP wished Ms McFarlane every success in her future endeavours.

Campbell Anderson
Chairman

For further information, please contact:
Nick Maher
Phone : 07 3237 6608
Mobile : 0408 386 414

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Southern Pacific Petroleum NL	
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JENNIFER ANN MCFARLANE
Date of last notice	6 DECEMBER 2002
Date that director ceased to be director	3 DECEMBER 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
338,852 Fully Paid Ordinary Shares 214,286 Options (expiring 19 November 2004) 3,881,320 Equity Participation Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	Deed Poll by SPP dated 12 December 2001
Nature of interest	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or, by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or, by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

03 JAN 14 PM 1:25

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Southern Pacific Petroleum NL
ABN 36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	JOHN STUART MCFARLANE
Date of last notice	6 DECEMBER 2002
Date that director ceased to be director	3 DECEMBER 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,600 Fully Paid Ordinary Shares 50 Ordinary Shares paid to 10 cents 10,000 Options (expiring 19 November 2004) 1,754,285 Equity Participation Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Parlour Investments Pty Ltd (an entity controlled by the Director)	18,320 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	30/10/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	20,494 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	29 November 2002
No. of securities held prior to change	35,158 Fully Paid Ordinary Shares 3,971,360 Equity Participation Shares
Class	
Number acquired	285,715 Fully Paid Ordinary Shares 285,715 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	320,873 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

03 JAN 14 AM 1:2

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CAMPBELL MCCHEYNE ANDERSON
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	5,000 Fully Paid Ordinary Shares 1,000,832 Equity Participation Shares
Class	
Number acquired	325,000 Fully Paid Ordinary Shares 325,000 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	330,000 Ordinary Fully Paid Shares 325,000 Options (expiring 19 November 2004) 1,000,832 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

03 JAN 14 AM 11:25

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JENNIFER ANN MCFARLANE
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	124,566 Fully Paid Ordinary Shares 3,881,320 Equity Participation Shares
Class	
Number acquired	214,286 Fully Paid Ordinary Shares 214,286 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	338,852 Ordinary Fully Paid Shares 214,286 Options (expiring 19 November 2004) 3,881,320 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Deed Poll by SPP dated 12 December 2001
Nature of interest	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or, by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares
Name of registered holder (if issued securities)	
Date of change	No change since last notice
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	Deferred Entitlement to be issued 13,320 Fully Paid Ordinary Shares at (or, by election, before) 8 March 2012 in consideration for 5,000 CPM Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

03 JAN 14 AM 1:25

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	VICTOR HERBERT KUSS
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	2,600 Fully Paid Ordinary Shares 1,176,316 Equity Participation Shares
Class	
Number acquired	149,631 Fully Paid Ordinary Shares 149,631 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	152,231 Ordinary Fully Paid Shares 149,631 Options (expiring 19 November 2004) 1,176,316 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE CHRISTOPHER WRIGHT
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: *In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Direct or indirect interest	Direct Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	3,494,920 Equity Participation Shares
Class	
Number acquired	34,500 Fully Paid Ordinary Shares 34,500 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	34,500 Ordinary Fully Paid Shares 34,500 Options (expiring 19 November 2004) 3,494,920 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

03 ...

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NORTON BELKNAP
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	231,200 Fully Paid Ordinary Shares 550,131 Equity Participation Shares
Class	
Number acquired	168,800 Fully Paid Ordinary Shares 168,800 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	400,000 Ordinary Fully Paid Shares 168,800 Options (expiring 19 November 2004) 550,131 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS WITHRINGTON STUMP
Date of last notice	21/10/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	210,000 Fully Paid Ordinary Shares and 200,000 Options (expiring on 19 November 2004) are held by N.W. Stump Super Fund
Date of change	29 November 2002
No. of securities held prior to change	10,000 Fully Paid Ordinary Shares 601,032 Equity Participation Shares
Class	
Number acquired	200,000 Fully Paid Ordinary Shares 200,000 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	210,000 Ordinary Fully Paid Shares 200,000 Options (expiring 19 November 2004) 601,032 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	EDYTHE ALEXIA PARKINSON-MARCOUX
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	29 November 2002
No. of securities held prior to change	595,971 Equity Participation Shares
Class	
Number acquired	142,857 Fully Paid Ordinary Shares 142,857 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	142,857 Ordinary Fully Paid Shares 142,857 Options (expiring 19 November 2004) 595,971 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN DAVIDSON
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	120,000 Fully Paid Ordinary Shares and 100,000 Options (expiring on 19 November 2004) held through Kirsanda Nominees Pty Ltd, an entity controlled by the Director.
Date of change	29 November 2002
No. of securities held prior to change	20,000 Fully Paid Ordinary Shares 594,820 Equity Participation Shares
Class	
Number acquired	100,000 Fully Paid Ordinary Shares 100,000 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	120,000 Ordinary Fully Paid Shares 100,000 Options (expiring 19 November 2004) 594,820 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STUART MCFARLANE
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	18,320 Fully Paid Ordinary Shares held through Parlour Investments Pty Ltd (an entity controlled by the Director)
Date of change	29 November 2002
No. of securities held prior to change	18,920 Fully Paid Ordinary Shares 50 Ordinary Shares paid to 10 cents 1,754,285 Equity Participation Shares
Class	
Number acquired	10,000 Fully Paid Ordinary Shares 10,000 Options (expiring 19 November 2004)
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	28,920 Ordinary Fully Paid Shares 10,000 Options (expiring 19 November 2004) 50 Ordinary Shares paid to 10 cents 1,754,285 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

SPP CPM

Chairman Mr Campbell Anderson

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

19 December 2002

Company Announcement

SPP RESTRUCTURES BRISBANE OFFICE

Southern Pacific Petroleum NL (SPP) advises that it has restructured a number of business support functions in the Brisbane head office and the Stuart Project site in Gladstone. These changes are designed to capture synergies between Gladstone and Brisbane and to reduce overall corporate expenditures. Regrettably, these changes have resulted in the redundancy of 19 full time employees and contractors in Brisbane (46% reduction) and five at the Stage 1 Project in Gladstone (3%). Five other technical personnel will be reassigned to Gladstone from Brisbane.

SPP Managing Director, Mr Jim McFarland said, "We regret having to part company with colleagues who have worked with such dedication to achieve SPP's success. This restructuring has been implemented to focus the Company's people and financial resources on its top priorities, namely the Stuart operation and the program to identify joint venture partners and other forms of financing to progress development of the Stuart Project."

The Stuart Stage 1 operation continues to provide valuable know-how and design improvements for the proposed Stage 2 commercial project. In this respect, the redeployment of five Brisbane-based technical personnel to Gladstone will provide valuable support to the Stage 1 operation.

Oil production operations resumed at the Stage 1 plant on 13 December. Oil production rates have been averaging around 2,500 barrels per day.

James D McFarland
Managing Director

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 23 December 2002 of 6,519,589 Fully Paid Ordinary Shares and 6,519,589 Options to acquire fully paid ordinary shares. This represents the issue of shares in respect of the Company's previously announced private placement made at the same issue price as the recently completed Rights Issue. This private placement was made to overseas shareholders and new investors.

An additional allotment in respect of this private placement, being for 749,983 Fully Paid Ordinary Shares and 749,983 Options to acquire fully paid ordinary shares is expected to be made in the near future once clerical details relating to registered name and address are resolved.

V. H. Kuss
Company Secretary

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,519,589
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 23/12/2002
5	Issue price or consideration	$0.35 each new share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/12/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
404,526,894	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
25,851,032	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,824,385	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..24 December.2002...
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,519,589
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are options over fully paid ordinary shares. Exercise Price: $0.55 each Expiry Date: 19/11/2004

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, options do not rank equally with an existing class of quoted securities. Shares issued pursuant to the exercise of options will rank pari passu with existing fully paid ordinary shares from the date of issue of those shares. Options do not have the rights attaching to ordinary shares.
5	Issue price or consideration	Options are issued for nil consideration in conjunction with shares issued in accordance with a private placement, the terms of which are the same as the recently completed Rights Issue as set out in a prospectus dated 14/10/02.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the private placement will be applied to working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/12/2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
404,526,894	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
25,851,032	Options expiring on 19/11/2004 (Exercise price of $0.55)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,824,385	Equity Participation Shares paid to 1 cent
		22,906,002	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:24 December.2002..
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOUTHERN PACIFIC PETROLEUM NL (SPP)
ABN	36 008 460 366

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN VAL BROWNING
Date of last notice	18/03/2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	4,232,958 Fully Paid Ordinary Shares and 3,618,040 Equity Participation Shares are held through ANZ Nominees Limited
Date of change	23 December 2002
No. of securities held prior to change	4,232,958 Fully Paid Ordinary Shares 3,618,040 Equity Participation Shares 8 Guarantee Facility Options
Class	
Number acquired	827,513 Fully Paid Ordinary Shares 1,577,513 Options (expiring 19 November 2004)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares and Options were acquired through subscription to a Private Placement at the same issue price as the company's Rights Issue – cost was $0.35 per share, with 1 attaching Option for each share subscribed for

+ See chapter 19 for defined terms.

No. of securities held after change	5,060,471 Ordinary Fully Paid Shares 1,577,513 Options (expiring 19 November 2004) 3,618,040 Equity Participation Shares 8 Guarantee Facility Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription to Private Placement at the same issue price as the company's Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.